SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                              Atlas Minerals, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   049371-10-7
                                   -----------
                                 (CUSIP Number)

                                  Linda Holmes
                    Latitude 49(degree) Securities Compliance
                               12405 Wright Avenue
                          Summerland, British Columbia
                                 Canada V0H 1Z0
                                 (250) 404-0310
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 1, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[    ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP NO.:  049371-10-7               13D                      Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Gerald E. Davis
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a) [   ]
    (b) [   ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
         00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER:
                                563,304 shares (1)
 NUMBER OF                 _____________________________________________________
    SHARES                 8    SHARED VOTING POWER:
BENEFICIALLY                     0 shares
OWNED BY                   _____________________________________________________
      EACH                 9    SOLE DISPOSITIVE POWER:
  REPORTING                     563,304 shares (1)
    PERSON                 _____________________________________________________
     WITH                  10  SHARED DISPOSITIVE POWER:
                               0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         563,304 shares (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                            [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------
(1) Includes 50,000 shares of common stock underlying options which are immediately exercisable.

CUSIP NO.:  049371-10-7                13D                     Page 3 of 6 Pages

1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    H.R. (Roy) Shipes
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a) [   ]
    (b) [   ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
         00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                  [    ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER:
                                1,296,686 shares (1)
 NUMBER OF                 _____________________________________________________
    SHARES                 8    SHARED VOTING POWER:
BENEFICIALLY                     0 shares
OWNED BY                   _____________________________________________________
      EACH                 9    SOLE DISPOSITIVE POWER:
  REPORTING                     1,296,686 shares (1)
    PERSON                 _____________________________________________________
     WITH                  10  SHARED DISPOSITIVE POWER:
                                0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,296,686 shares (1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [   ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------
(1) Includes 50,000 shares of common stock underlying options which are immediately exercisable.

CUSIP NO.:  049371-10-7             13D                        Page 4 of 6 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Atlas Minerals, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive offices are located at 10920 West Alameda Avenue, Suite 205, Lakewood, CO 80226.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  The persons filing this statement are:

                  (i)      Gerald E. Davis; and
                  (ii)     H.R. (Roy) Shipes

                           (collectively the "Reporting Persons")

     (b)  The business address of each of the persons filing this statement:

               (i) Gerald E. Davis is 10920 West Alameda Avenue, Suite 205, Lakewood, Colorado 80226;

               (ii) H.R. (Roy) Shipes is 8040 South Kolb Road, Tucson, Arizona
                    85706

     (c) The principal occupation and principal place of business for each of the persons filing this statement:

               (i) Gerald E.Davis' principal occupation is mining and his principal place of business is Atlas Minerals Inc., 10920 West Alameda, Suite 205, Lakewood, Colorado 80226. Mr. Davis is presently the President and Chief Financial Officer of the Issuer.

               (ii) H.R. (Roy) Shipes' principal occupation is mining and his principal place of business is Western States Engineering, Inc., 8040 South Kolb Road, Tucson, Arizona 85706. Mr. Shipes is presently Chairman of the Board, Chief Executive Officer and Corporate Secretary of the Issuer

         (d)-(e) Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  The Reporting Persons are citizens of the United States.

CUSIP NO.:  049371-10-7                13D                     Page 5 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of the Reporting Persons acquired 100,000 of the shares of Common Stock of the Issuer by exercising stock options with respect to 50,000 shares of Common Stock, par value $0.01, at the exercise price of $0.09 per share, and with respect to 50,000 shares of Common Stock, par value $0.01 per share, at the exercise price of $0.12 per share. The stock options were granted under the Issuer's Stock Option Plan.

         Each of the Reporting Persons funded his respective purchases of the Issuer's Common Stock with his personal funds. Neither of the Reporting Persons acquired the Issuer's Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes and as set forth below:

         Each of the Reporting Persons may independently acquire additional Common Stock of the Issuer or dispose of some or all of its shares in the Common Stock of the Issuer.

         The Issuer's Common Stock beneficially owned by each of the Reporting Persons was acquired for investment purposes. Each of the Reporting Persons expects to evaluate on an ongoing basis his respective investment in the Issuer and may independently make purchases or sales of the shares of the Issuer's Common Stock from time to time. Neither of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of September 1, 2003, the number and approximate percentage of outstanding shares in the Common Stock of the Issuer (5,965,103 shares outstanding) beneficially owned by, and over which each has sole voting and dispositive power and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as follows:

         (i) Gerald E. Davis owns 563,304 shares of Common Stock of the Issuer, representing approximately 9.4% of the issued and outstanding shares in the Common Stock of the Issuer, and which amount includes 50,000 shares of Common Stock underlying stock options which are immediately exercisable, and has shared voting and dispositive power over zero shares of Common Stock; and

         (ii) H.R. (Roy) Shipes 1,296,686 shares of Common Stock of the Issuer, representing approximately 21.7% of the issued and outstanding shares in the Common Stock of the Issuer, and which amount includes 50,000 shares of Common Stock underlying stock options which are immediately exercisable, and has shared voting and dispositive power over zero shares of Common Stock.

CUSIP NO.:  049371-10-7                13D                     Page 6 of 6 Pages


         During the last 60 days, the Reporting Persons acquired shares of the Issuer's Common Stock by the exercise of stock options as follows:

----------------- ------------------- -------------------------- --------------
                                       Number of Shares Received
                                        upon Exercise of Stock   Exercise Price
Reporting Person  Date of Acquisition           Option              per Share
----------------- ------------------- -------------------------- --------------
Gerald E. Davis   September 1, 2003             50,000                 $0.09
----------------- ------------------- -------------------------- --------------
Gerald E. Davis   September 1, 2003             50,000                 $0.12
----------------- ------------------- -------------------------- --------------
H.R. (Roy) Shipes September 1, 2003             50,000                 $0.09
----------------- ------------------- -------------------------- --------------
H.R. (Roy) Shipes September 1, 2003             50,000                 $0.12
----------------- ------------------- -------------------------- --------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17C.F.R. 13d-1(k)(l)(iii) with respect to his beneficial ownership of the shares in the Common Stock of the Issuer.



Dated:   September 1, 2003
         -----------------


                                               /s/ Gerald E. Davis
                                               -----------------------
                                               Gerald E. Davis



                                               /s/ H.R. (Roy) Shipes
                                               -----------------------
                                               H.R. (Roy) Shipes